Mailstop 3233
                                                              September 12,
2018


   Via E-mail
   Ms. Kelli Gallegos
   Chief Financial Officer
   Invesco DB US Dollar Index Bullish Fund
   3500 Lacey Road, Suite 700
   Downers Grove, Illinois 60515


          Re:     Invesco DB US Dollar Index Bullish Fund
                  Form 10-K for the fiscal year ended December 31, 2017 Filed February 28, 2018
                  File No. 001-33314


   Dear Ms. Gallegos:

          We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

          After reviewing your response to these comments, we may have additional comments.


   Form 10-K for the year ended December 31, 2017

   Financial Statements

   Note 8   Investments in Affiliates, page 49

   1. It appears that your investment in affiliates comprised approximately 15% of total assets as of December 31, 2017 and June 30, 2018. Please expand your disclosure in future filings to provide a more detailed description of the types of investments held by your affiliate.
 Ms. Kelli Gallegos
Invesco DB US Dollar Index Bullish Fund
September 12, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.


                                                          Sincerely,


                                                          /s/ Robert F.
Telewicz, Jr.

                                                          Robert F. Telewicz,
Jr.
                                                          Accounting Branch
Chief
                                                          Office of Real Estate
and
                                                          Commodities